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                                                                       EXHIBIT 3

For Immediate Release
#70

Schaumburg, Illinois, November 22, 1994 -- Santa Fe Pacific Corporation today filed a Schedule 14D-9 with the SEC announcing its board of directors' recommendation that shareholders not tender their shares to Union Pacific Corporation at this time. A letter to Santa Fe shareholders and the full text of the Schedule 14D-9 follow.